SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 8 April 2005

Please find enclosed a press release relating to Air France’s interest in Amadeus.

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

1/3

Information

8 April 2005

In compliance with Article 82 of Spanish Securities Market Law 24/1988, Société Air France, Iberia Líneas Aéreas de España S.A., Deutsche Lufthansa AG and Amadelux Investment S.A. hereby notify the Spanish Securities Market Commission of the following

In relation to the relevant event dated 18 March 2005, and following the fulfilment of the conditions therein, Société Air France, Iberia Líneas Aéreas de España S.A. and Deutsche Lufthansa AG (through its subsidiary Lufthansa Commercial Holdings GmbH) (the “Airlines”) and Amadelux Investment S.A., (“Amadelux”, a Luxembourg company fully owned by funds managed by BC Partners and Cinven), have resolved to launch a public bid for the class A shares of Amadeus Global Travel Distribution, S.A. through a newly incorporated company Wam Acquisition S.A. (the “Bidder” and the “Bid”). To this purpose, they have filed today with the Spanish Securities Market Commission the necessary documentation applying for the authorisation of the Bid, which main terms are the following:

1.	The Bid will be addressed to 100% of Amadeus Class A Shares (i.e. 590,000,000 Class A Shares) except for: (i) 24,298,558 class A shares blocked by Air France (i.e. 16,418,621 shares) and Iberia (i.e. 7,879,937 shares), and which will be directly contributed or transferred to the Bidder upon the successful outcome of the Bid and at the same price offered in the Bid (i.e. € 7.35), and (ii) 13,726,927 Amadeus treasury class A Shares that have also been blocked by this later company

Consequently, the Bid will be addressed to a maximum of 551,974,515 Class A shares in Amadeus.

The total number of class B shares which have been equally blocked by the Airlines will be contributed to the Bidder upon the successful outcome of the Offer at nominal value (€0.10).

In any case, and taking into account that Amadeus class A shares are also listed in the stock exchanges of Paris (France) and Frankfurt (Germany), the Offeror will comply with the appropriate formalities legally required as to extend the Offer to these jurisdictions.

2.	This Offer is structured as a sale and purchase. The consideration offered by the Bidder amounts to SEVEN EUROS AND THIRTY-FIVE CENTS OF A EURO (7.35 €) for each class A share in Amadeus. This price represents a 49.4 % premium with regard to the closing price of Amadeus shares on the last trading day prior to 17 August 2004. On this date the first relevant fact informing the market on the interest of several investors in Amadeus was published.

In order to guarantee the execution and payment of the price of the sale and purchases having place as a result of the Offer, the Offeror has filed with the CNMV a first demand and irrevocable bank guarantee for the amount of euros 4,057,012,685.25, such amount being equivalent to the price offered for all the shares to which the Offer is addressed.

3.	The Bid is conditioned to the acquisition of a minimum of 428.796.291 class A shares in Amadeus, representing 77.68 % of the shares to which the Bid is addressed.

2/3

4.	The Airlines, which jointly own 46,69 % of Amadeus class A shares (in the case of Deutsche Lufthansa AG, through its subsidiary Lufthansa Commercial Holdings GmbH), have committed to accept the Bid with all the class A Shares owned by them save for the Class A Shares that will be directly contributed to the offeror upon the successful outcome of the Bid as per number 1 above and in the terms described in the prospectus.

5.	The Offer will be funded by means of equity and shareholders’ loans as well as by bank financing, which has already been committed.

6.	Provided the Bid is successful, the shareholding of the Airlines and Amadelux in the Bidder will be as follows:

Shareholder	Percentage of equity (common stock and preference shares)
Amadelux	53.27%
Air France-KLM	23.37%
Iberia	11.68%
Lufthansa Commercial Holdings GmbH	11.68%

Total	100%

Furthermore, approximately 100 members of Amadeus’ management team worldwide may subscribe for a shareholding in the Bidder jointly amounting to 2.08% of its capital stock. In such case, the above shareholdings would be as follows:

Shareholder	Percentage of equity (common stock and preference shares)
Amadelux	52.16%
Air France-KLM	22.88%
Iberia	11.44%
Lufthansa Commercial Holdings GmbH	11.44%
Management	2.08%

Total	100%

7.	In the event the Bid is successful, the Bidder, Amadelux and the Airlines have agreed to seek simultaneously the delisting of the shares of Amadeus within the shortest possible term from all the relevant Stock Exchanges. All the necessary legal requirements will be fulfilled for this purpose. Without prejudice to the decisions of the Spanish Securities Market Commission, the Bidder, Amadelux and the Airlines consider that the purchase of the shares which may take place within the frame of the delisting procedure will be carried out at the price of the Bid, i.e., € 7.35 per share.

For this purpose, an evaluation report produced by an independent expert has been filed together with the relevant Explicative Prospectus for the Offer.

8.	In addition, as indicated in the relevant event dated 18 March 2005, in relation to the antitrust regulations it is stated that the concentration resulting from the Bid has been approved by the European Commission by decision dated 16 March 2005. Moreover, on 17 March 2005 expired the waiting period set forth in the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

3/3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: April 11, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations